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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                            ISOLYSER COMPANY, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE

                         (Title of Class of Securities)

                                  464888-10-6
                                (CUSIP Number)

      BRUCE H. HALLETT, 717 N. HARWOOD, SUITE 1400, DALLAS, TEXAS 75201;
                                 (214) 922-4120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 JULY 1, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 464888-10-6                                              Page 2 of 6

                                   SCHEDULE 13D


- -------------------------------------------------------------------------------
   1   Name of Reporting Person SS. or I.R.S. Identification No. of Above
       Person

                               Microtek Medical, Inc.
- -------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group                (a) / /
                                                                       (b) / /
- -------------------------------------------------------------------------------
   3   SEC Use Only
- -------------------------------------------------------------------------------
   4   Source of Funds
                                         00
- -------------------------------------------------------------------------------
   5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(E)                                                  / /
- -------------------------------------------------------------------------------
   6   Citizenship or Place of Organization
                                      Delaware
- -------------------------------------------------------------------------------
                           7   Sole Voting Power
 Number of                                            0
 shares        ----------------------------------------------------------------
 beneficially              8   Shared Voting Power
 owned by                                         6,028,872
 each          ----------------------------------------------------------------
 reporting                 9   Sole Dispositive Power
 person with                                          0
               ---------------------------------------------------------------
                          10   Shared Dispositive Power
                                                      0
- -------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                      6,028,872
- -------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares / /

- -------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)

                                       19.74%
- -------------------------------------------------------------------------------
  14  Type of Reporting Person
                                         CO
- -------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 464888-10-6                                                Page 3 of 6



ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.001 par value, of Isolyser Company, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at:

          4320 International Boulevard, N.W.
          Norcross, Georgia 30093


ITEM 2.   IDENTITY AND BACKGROUND.

1. (a)-(c) Microtek Medical, Inc., a Delaware corporation ("Microtek"), is the person filing this statement. Microtek is engaged in the manufacture and sale of disposable medical products, particularly infection control and fluid
collection products.   Microtek's principal office and principal place of
business are located at 512 Lehmberg Road, Columbus, Mississippi 39702.

     (d)  None.

     (e)  None.


2.   (a)  Mr. Kimber L. Vought

     (b) c/o Microtek Medical, Inc., 512 Lehmberg Road, Columbus, Mississippi 39702.

     (c) Mr. Vought is Chairman of the Board of Directors, President and Chief Executive Officer of Microtek. See Item 2, 1.(a)-(c) above.

     (d)  None.

     (e)  None.

     (f)  United States.


3.   (a)  Mr. Dan Lee.

     (b) c/o Microtek Medical, Inc., 512 Lehmberg Road, Columbus, Mississippi 39702.

     (c) Mr. Lee is Vice President, Chief Operating Officer and a member of the Board of Directors of Microtek. See Item 2, 1.(a)-(c) above.

     (d)  None.

     (e)  None.

     (f)  United States.


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CUSIP NO. 464888-10-6                                              Page 4 of 6


4.   (a)  Mr. Lester J. Berry.

     (b) c/o Microtek Medical, Inc., 512 Lehmberg Road, Columbus, Mississippi 39702.

     (c) Mr. Berry is Executive Vice President and a member of the Board of Directors of Microtek. See Item 2, 1.(a)-(c) above.

     (d)  None.

     (e)  None.

     (f)  United States.


5.   (a)  Mr. Walter W. Wilkinson.

     (b)  2700 Coltsgate Road, Suite 202, Charlotte, North Carolina 28211.

     (c)  Mr. Wilkinson is a member of the Board of Directors of Microtek.  See
Item 2, 1.(a)-(c) above.

     (d)  None.

     (e)  None.

     (f)  United States.


6.   (a)  Mr. Bruce H. Hallett.

     (b)  717 N. Harwood, Suite 1400, Dallas, Texas 75201.

     (c)  Mr. Hallett is a member of the Board of Directors of Microtek.   See
Item 2, 1(a)-(c) above.

     (d)  None.

     (e)  None.

     (f)  United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On June 23, 1996, Microtek, the Company and MMI Merger Corp., a Delaware corporation ("MMI"), entered into an Amended Agreement and Plan of Merger (the "Agreement"). Upon the consummation of the transactions contemplated by the Agreement, Microtek will become a wholly-owned subsidiary of the Company and the stockholders of Microtek will receive shares of Company common stock in exchange for their current Microtek stockholdings. No additional


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CUSIP NO. 464888-10-6                                              Page 5 of 6


consideration will be paid other than cash to be paid in lieu of the issuance of fractional shares. In connection with the execution of the Agreement, Messrs. Robert L. Taylor and Travis W. Honeycutt of the Company agreed to give proxies to Microtek to vote an aggregate of 6,028,872 shares in favor of the approval of the merger. Executed copies of these proxies were received by Microtek on July 1, 1996. The form of proxy executed is filed as Exhibit 1 hereto and is hereby incorporated by reference herein. Each such stockholder is a member of the Company's Board of Directors and is an executive officer of the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

     See Item 3 above. If the merger is consummated, the Company will acquire all of the outstanding securities of Microtek and Microtek will become a wholly-owned subsidiary of the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) See Items 7, 8, 9, 10, 11 and 13 of cover page. The percentage of outstanding shares listed on Item 13 is based upon 30,546,186 shares outstanding as of the date of the Company's most recent proxy statement. Other than Microtek, none of the persons named in response to Item 2 above beneficially owns any additional securities of the Company.

     (c) Not applicable.

     (d) None.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

     See Item 3 above. Although the Company has previously entered into a joint venture with Microtek with respect to the utilization of Microtek's manufacturing capacity in the Dominican Republic to convert certain Microtek products into finished goods, this joint venture has not to date been material to the results of operations of either company and in no way relates to any securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.  Form of Proxy.


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CUSIP NO. 464888-10-6                                              Page 6 of 6


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


MICROTEK MEDICAL, INC.


By:  /s/ Kimber L. Vought
     -------------------------
     Kimber L. Vought
     Chairman of the Board, President                             July 3, 1996
      and Chief Executive Officer                                      Date